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E 3-5

SECURITIES AND EXCHANGE COMMISSION

03013243

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

RECEIVED FEB 25 2003 SEC MAIL PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Ave., 26th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew M. Strober (212) 845-7950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York,	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 200

OATH OR AFFIRMATION

I, Andrew M. Strober, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramius Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SAMANTHA ADDONIZIO
NOTARY PUBLIC, State of New York
No. 02AD5044719
Qualified in New York County
Commission Expires 6/5/03

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ramius Securities, L.L.C.

Statement of Financial Condition
As of December 31, 2002

Ramius Securities, L.L.C.
Statement of Financial Condition
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of Ramius Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 5, 2003

PricewaterhouseCoopers LLP

Ramius Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2002

Assets

Cash and cash equivalents		$ 19,906
Receivable from brokers		11,931,852
Investments		
Securities owned on deposit at the clearing brokers, at market or fair value (cost $72,407,120)	$ 73,900,359	
Other investments, at fair value	23,890,277	97,790,636
Interest and dividends receivable		439,881
Unrealized gain on equity swap transactions, at fair value		26,674
Other assets		45,551
Total assets		$ 110,254,500

Liabilities and Member's Capital

Liabilities	
Securities sold, but not yet purchased, at market or fair value (proceeds $29,047,412)	$ 26,834,915
Payable to brokers	12,746,493
Interest and dividends payable	169,487
Unrealized loss on credit default swap transactions, at fair value	26,535
Accrued expenses and other liabilities	568,363
Total liabilities	40,345,793
Member's capital	69,908,707
Total liabilities and member's capital	$ 110,254,500

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. (the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities as the Company operates as an introducing broker-dealer firm, and accordingly, claims exemption from Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii).

2. Significant Accounting Policies

Securities, including options, listed on a national securities exchange are stated at quoted market values obtained from independent pricing sources including exchange and broker quotations. Purchases and sales of securities are recorded on a trade-date basis.

Securities that are not listed on a national securities exchange (including convertible bonds and corporate bonds) are stated at fair value as determined in good faith by the Company's member (the "Member") after consideration of various factors, including the type of investment, restrictions on disposition and quotations from other market participants.

Other investments, primarily comprised of investments in affiliated private investment funds ("Investee Funds") and securities for which whose market quotations are not readily available, are valued by the Member based on the Company's share in the net assets of the underlying Investee Fund. Factors considered by Investee Funds in valuing their underlying investments include, but are not limited to, the type of investment, purchase price, marketability, current financial condition and operating results, and other pertinent information. The fair values assigned to investments by the Member may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material.

Swap transactions, including equity swaps and credit default swaps, are valued at fair value based on a pricing model which, when the underlying assets are freely transferable and are either listed on a national exchange or traded over-the-counter, are valued by reference to the prices of the underlying assets in accordance with the provisions set forth above.

The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents.

No provision for federal, state and local income taxes has been made in the accompanying statement of financial condition as the individual members of the Company's member are responsible for their proportionate share of the Company's taxable income.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. **Investments**

Securities owned
Securities owned and securities sold, but not yet purchased, at December 31, 2002 consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Common stock	$ 42,092,048	$ 19,825,430
Convertible bonds	24,080,408	681,860
Preferred stock	2,987,946	-
Corporate bonds and debentures	2,939,239	6,256,820
Options	156,863	49,705
Warrants	1,643,863	21,100
	$ 73,900,367	$ 26,834,915

Derivatives
With respect to the Company's trading in derivative instruments, the following table summarizes the open contractual or notional amounts as of December 31, 2002 and the year-end fair values (which are also the carrying values):

	Year-End Notional/ Contracts Amount	Fair Value at December 31, 2002	
		Assets	Liabilities
Equity options	$ 8,625,750	$ 156,855	$ 49,705
Warrants	2,533,937	1,643,863	21,100
Equity swaps	11,629,749	26,674	-
Credit default swaps	5,505,000	-	26,535

The Company engages in investments with off-balance-sheet risk in the normal course of trading securities. These investments include securities sold, but not yet purchased and option contracts which have been written. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted prices and thereby create a liability to purchase the securities in the market at prevailing prices. In addition, if an option written by the Company is exercised, then the Company would be obligated to purchase the security in the market at the prevailing price. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, or options exercised, may exceed the amount recognized in the statement of financial condition.

All option positions are stated at fair value in the accompanying statement of financial condition. As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the market values of the underlying instruments. The market risk of options held is limited to the fair value of the options.

Swap transactions are stated at fair value with unrealized gains reported as an asset and unrealized losses reported as a liability on the statement of financial condition.

Other investments
At December 31, 2002, other investments of the Company included investments in the following:

- RCG Latitude Master Fund, Ltd., which is managed by the Member, invests primarily in leveraged convertible arbitrage strategies that seek to realize a profit by capturing the differential between the yield of a convertible security and that of its underlying security. The fair value included in other investments was $7,705,337.
- RCG Carpathia Master Fund, Ltd., which is managed by the Member, invests primarily in private debt claims purchased and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. The fund engages in short sales for both hedging and investment purposes. The fair value included in other investments was $9,309,284.
- Leonardo L.P., which is managed by an affiliate of the Member, invests primarily in convertible bonds and convertible preferred stocks purchased, and bond options that contain the right to purchase or obtain securities sold short at a fixed purchase or conversion price. The fair value included in other investments was $1,095,761.

Through its other investments, the Company is subject to market and credit risk from investment and derivative transactions entered into by the Investee Funds. The Company's risk is embedded in its interest in each of these underlying investments.

At December 31, 2002, other investments of the Company also includes certain positions for which the Company is restricted from disposing of its holdings. Such shares are valued by the Member at a discount to the quoted market price. At December 31, 2002, securities valued in this manner approximated $5,653,795. In addition, a principal of the Member serves on the board of directors of this company.

4. Receivable from/Payable to Brokers

The clearing operations for the Company's securities transactions are provided by several brokers. At December 31, 2002, amounts payable to and receivable from brokers reflected in the statement of financial condition are amounts due to and from such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Company purchases the securities sold short. All securities owned are on deposit at the clearing brokers and can be rehypothecated by the clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2002, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades

executed through clearing brokers, the Company believes there is no maximum amount assignable to this right.

5. Commitments

The Company has one outstanding agreement to underwrite an offering of common stock. The amount of gross proceeds to the issuer and the portion that the Company is firmly committed to sell depends on a variety of factors set forth in the underwriting agreement, including the minimum, maximum and actual amount requested by the issuer, the minimum price established by the issuer, the selling period, and the minimum bid price necessary for listing on the principal market. As of December 31, 2002, the agreement provides that the Company is firmly committed to sell the first $1,000,000 requested to be sold in each selling period. Any amounts sold in excess of $1,000,000 will be done so on a best efforts basis. An issuer may only serve one sales request in any given selling period.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company had net capital of $24,047,888 at December 31, 2002, which exceeded the minimum requirement of $100,000 by $23,947,888.

7. Related-Party Transactions

In addition to its interests in the Investee Funds, the Company co-invests with various private investment funds managed by the Member.

Certain costs, including compensation, occupancy and related costs are allocated to the Company from the Member.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of Ramius Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Ramius Securities, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

PRICEWATERHOUSECOOPERS

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2003

PricewaterhouseCoopers LLP